2009 Annual Review



IDEXX
LABORATORIES

We remain committed to our mission: to be a great company by creating exceptional long-term value for our employees, customers and stockholders through worldwide leadership in our businesses.

2009 Business Overview

IDEXX Laboratories develops innovative diagnostics and information technologies for pet and production animal health, water quality and milk safety, and human point-of-care diagnostics.

The Companion Animal Group generates over 80% of our revenues and serves veterinary practices in more than 140 countries. This business provides pet-side diagnostic tests, bench-top laboratory instrument systems and associated reagents, reference laboratory and consulting services, digital radiography systems, and practice information management solutions. Our in-house tests and instrument systems enable our customers to obtain valuable medical information during the exam visit—what we call "real-time care." The combination of pet-side diagnostics, advanced laboratory services, and information management systems integrates medical and business records to enhance the veterinary practice's efficiency, productivity, quality of medical care, and economic success.

In our Production Animal and Dairy businesses, we are a leading worldwide provider of diagnostic tests and health monitoring systems for food animal health and milk quality. IDEXX Water is the global leader in providing microbiology testing technologies that ensure safe water. OPTI Medical Systems provides blood gas and electrolyte analyzers and reagents to both our companion animal business and the human healthcare market.

IDEXX's strategy is to drive our growth through the development and global commercialization of new products and existing offerings in the technology areas of diagnostics and software that support our customers' needs in healthcare, product quality and safety, and productivity.



Performance Highlights

- Revenue increased 1% year-over-year to $1.032 billion, driven by 5% organic growth.[1]
- Diluted earnings per share (EPS) were $2.01, an increase of 7% over 2008, or 6% after adjusting for discrete items in 2008.[2]
- Operating cash flow was $175 million.
- Net debt was $12 million at the end of 2009.[3]
- Stock return of 48% compared with a 35% increase in the S&P MidCap 400 Health Care Index.

[1] Organic growth excludes the impact of changes in currency exchange rates and revenue from businesses acquired or divested subsequent to the beginning of the prior year period.
[2] In 2008 discrete items included a net charge of $0.06 per share related to the disposition of certain pharmaceutical product lines and pharmaceutical assets and a discrete income tax benefit of $0.02 per share.
[3] Net debt is defined as the balance outstanding on our revolving line of credit less cash on hand.



OTHER
$38
WATER
$73
PAS
$77
CAG
$843
+16%
$638
+16%
$739
+25%
$923
+11%
$1,024
+1%
$1,032
05
06
07
08
09

2009 Revenue
BY BUSINESS SEGMENT, IN MILLIONS

- Companion Animal Group (CAG)
- Water
- Production Animal Segment (PAS)
- Other (Dairy, OPTI Medical)

Annual Revenue
IN MILLIONS

Financial Highlights

DOLLARS AND SHARES IN MILLIONS, EXCEPT PER SHARE DATA

	Year ended December 31,		
	2007	**2008**	**2009**
Total revenue	923	1,024	1,032
Income from operations	136	172	176
Net income	94	116	122
Earnings per share: diluted	1.46	1.87	2.01
Weighted average shares outstanding: diluted	64	62	61
Net cash provided by operating activities	135	143	175
Cash and investments	60	79	107
Total assets	702	765	809
Debt	79	156	124
Total liabilities	264	327	294
Stockholders' equity	438	438	515


$1.15
$1.42
$1.46
$1.87
$2.01
05
06
07
08
09
Earnings Per Share: Diluted


$117
$110
$135
$143
$175
05
06
07
08
09
Operating Cash Flow

IN MILLIONS


Real. Time. Care.™

Because our customers value their patients and their time

Real-time care revolutionizes the way that veterinarians are able to deliver accurate patient results—within a 15-minute exam visit. With IDEXX's broad range of gold-standard integrated diagnostic instruments, tests, and digital technology, real-time care makes testing easy, immediate, and comprehensive. With real-time care, veterinarians are able to deliver a higher standard of care for their patients, realize valuable efficiency for their practice, and ensure owners' peace of mind about their pet's health.



Companion Animal Group

IDEXX VetLab® Suite

Our largest line of business includes IDEXX VetLab in-house diagnostic instruments and associated consumables. Veterinary practices use the flexible testing options of IDEXX VetLab analyzers to provide a higher level of care and service. The complete in-house laboratory provides comprehensive, real-time results for chemistry, hematology, urinalysis, electrolytes, endocrinology, blood gases, coagulation, and infectious diseases. All test results, including SNAP® test results, are simply and seamlessly integrated through the IDEXX VetLab® Station for archiving, easy access to historical results, and a single, easy-to-read report.

IDEXX SmartService℠ Solutions, the new industry standard for customer service and support, provides innovative remote technical service for select IDEXX VetLab analyzers and will soon provide automatic data backup, software upgrades, and more features for greater practice efficiencies.

The IDEXX VetLab business line is a "razor and blade" business model, with roughly three quarters of the line's revenue derived from recurring sales of proprietary consumables, services, and accessories.


IDEXX Catalyst Dx
Settings Tools 2:31 PM
Pending (6)
Madelyn
0325 (Carson, Anne)
Manny
0897 (Sergot, Dave)
0954 (Newman, Andrew)
Emmett
0224 (Hunt, Dan)
Oscar
0729 (Boyd, Jeremy)
1 of 1
To run a test on an existing patient, tap the patient name in the Pending tab and follow the on-screen instructions.
to your VetLab Station to create a job, and assign this patient to the Catalyst Dx.
In Process (1)
Results
Snowball
0134 (Petersen, John)
1 of 1
FIRST CATALYST DX INSTALLED : MARCH 2008 • INSTALLED BASE DECEMBER 2008 : 75
IDEXX Catalyst Dx®

RECENT INNOVATIONS

- Electrolytes 8 Plus Cassette for the VetStat® Electrolyte and Blood Gas Analyzer
  January 2009
- IDEXX VetLab Station laboratory software version 2.40 adds SmartService, a SNAP Log Report and improved ease-of-use
  January 2009
- Catalyst Dx® Chemistry Analyzer software upgrade adds automated dilution capability and urine protein:creatinine ratio
  January 2009
- IDEXX VetLab Station laboratory software version 3.0 adds key usability and reliability features
  April 2009
- VetStat® software version 2.0 adds Japanese screen translations and touch screen
  September 2009
- IDEXX VetLab Station laboratory software version 3.02 adds IDEXX InterLink,™ an intelligent connection to popular information management systems
  December 2009
- IDEXX VetLab Station upgrades to larger 15 inch screen for faster, more user-friendly laboratory management
  January 2010

BUSINESS DEVELOPMENTS

- IDEXX VetTest® Certificate Course included in Vet Tech Institute (Pittsburgh) curriculum
  May 2009


INSTALLED BASE DECEMBER 2009 : 2,796
IDEXX VetLab Station
IDEXX VetLab® Station

Rapid Assays

The family of SNAP® ELISA tests offers simple, quick, and accurate pet-side testing for a number of infectious diseases, including Lyme disease, canine and feline heartworm, *Giardia*, feline immunodeficiency virus (FIV), and feline leukemia virus (FeLV). SNAP tests support flexible sample options with plasma, serum, or whole blood. Fast results in less than 10 minutes provide answers before the patient leaves the clinic. The SNAP platform uses reference laboratory-quality ELISA technology, trusted for its proven accuracy and actionable results.



A SNAP® TEST IS RUN EVERY 2 SECONDS ON PETS AROUND THE WORLD



RECENT INNOVATIONS

- SNAPshot Dx® Analyzer adds testing capabilities for SNAP® FIV/FeLV Combo and SNAP® cPL™ qualitative tests
  April 2009
- SNAPshot Dx adds testing capabilities for SNAP® 4Dx® Test
  June 2009

Practice Information Systems and Digital Radiography

The Cornerstone® Practice Management System continuously raises the bar for information integration. Cornerstone version 8.0 makes it easier than ever for veterinarians to capture, view, manage, and store all medical information electronically. The new enhanced medical notes feature enables clinicians to capture initial patient visit and exam notes. Through IDEXX SmartLink® and our other integration technologies, Cornerstone collects test requests, laboratory results and digital images from a wide array of diagnostic equipment. The result: doctors can quickly enter, access or update patient information from any computer in their practice, and minimize hard-copy documentation—which in turn enables the entire practice team to quickly get the information they need to provide high quality care. IDEXX also provides software and hardware support to Cornerstone customers, along with related supplies and services to users of Cornerstone and other systems.

IDEXX offers computed and direct digital imaging systems for companion animal and equine practices. We have developed our own picture archiving and communication systems: IDEXX-PACS™ Imaging Software for small-animal systems and IDEXX EquiView PACS™ Imaging Software for equine systems. These systems allow viewing, enhancement, management, storage, and retrieval of digital images. They also integrate our digital imaging systems to Cornerstone and other practice information management systems to provide consolidated patient medical records.

RECENT INNOVATIONS

- IDEXX-PACS software version 3.2 adds new tools and functionality that improve nearly every aspect of how veterinarians and technicians use radiographs, such as capturing, viewing, and enhancing images as well as sharing them with clients and colleagues
  October 2009

- Cornerstone software version 8.0 adds enhanced medical notes, automatically integrates exam notes into the electronic medical record, and gives easy access to client data from a single server for multi-location practices
  January 2010

BUSINESS DEVELOPMENTS

- IDEXX acquires PetDetect® animal identification system
  August 2009


UPPER
DELL



Reference Laboratory Services

RECENT INNOVATIONS

- Canine and Feline Diarrhea RealPCR™ Panels
  January 2009
- Vector-borne Disease Panels combine the benefits of IDEXX RealPCR and serology diagnostic technologies to detect and manage tick-borne disease
  March 2009
- IDEXX Telemedicine electronic submissions available through the VetConnect Web site
  April 2009
- Feline Immunodeficiency Virus (FIV) RealPCR™ Test
  June 2009
- Canine *Leptospira* RealPCR™ Test
  October 2009
- H1N1 Influenza Virus RealPCR™ Test
  December 2009
- Equine Diarrhea RealPCR™ Panel
  December 2009

Our IDEXX Reference Laboratories business comprises over 40 locations that provide reference laboratory testing and consulting services to veterinarians worldwide. Our services include a large selection of diagnostic tests, panels, and profiles to detect disease states and conditions. These offerings feature several proprietary technologies introduced as a result of our research and development investments in veterinary diagnostics.

Our IDEXX Cardiopet® proBNP Test is a revolutionary new way to diagnose heart disease in dogs and cats. Cardiopet proBNP measures a biomarker that is released from the heart in increased amounts when the heart muscle is diseased. This critical information supports an accurate diagnosis of heart disease and its progression, guiding veterinarians in determining additional diagnostic testing, referral, and treatment that will likely extend the pet's life and well-being.

We continue to expand the comprehensive menu of molecular diagnostic panels with RealPCR™. Our RealPCR tests detect the presence of a wide range of infectious bacterial or viral diseases, supporting the veterinarian in prescribing the most effective course of treatment.

In addition, LabREXX® Software provides practices with convenient, time-saving test requisition and results delivery via VetConnect® online services.

More than 70 board-certified veterinary specialists, including anatomic and clinical pathologists and internal medicine specialists, deliver case guidance to our customers.

3 PCR LABS LINKING TO 44 REFERENCE LABS


Welcome to IDEXX LabREXX


ON 5 CONTINENTS SERVING A GLOBAL MARKET

BUSINESS DEVELOPMENTS

- Opened a new reference laboratory in Boardman, Ohio
  April 2009
- LabREXX® Software functionality available within Impromed® Infinity Practice Management System
  June 2009
- Opened a new reference laboratory in Maitland, Florida
  July 2009
- Acquired VDIC, a leading global provider of telemedicine and cytopathology services in Clackamas, Oregon
  August 2009
- Opened a new reference laboratory in Bloomfield Hills, Michigan
  November 2009
- IDEXX Reference Laboratories reports the first confirmed H1N1 influenza virus infection in a dog
  December 2009

Water

IDEXX is a global leader in providing tests for detecting microbial contamination in drinking and other water supplies.

In 2009, France's national standardization body, Association Française de Normalisation (AFNOR), granted a validation mark for the use of Colilert*-18 with Quanti-Tray* 51-well method for the testing of drinking water. AFNOR validation is highly regarded in the water microbiology world.

IDEXX water products, approved in over 35 countries, are helping protect water quality for more than two billion people around the globe every day. Our sales, customer service, and technical support teams serve customers in over 75 countries.


Quanti-Tray Sealer
Model 2X

BUSINESS DEVELOPMENTS

- Colilert*, Colilert*-18, Quanti-Tray* and Quanti-Tray*/2000 methods accepted for comparative process use with U.S. FDA methods for bottled water and source water
  May 2009

- Quanti-Disc* PCA method approved by U.S. EPA for drinking water
  May 2009



- Filta-Max *xpress*® method approved for drinking water in the United Kingdom
  June 2009
- Colilert, Colilert-18, Quanti-Tray and Quanti-Tray/2000 methods approved for bottled water in Croatia
  July 2009
- Colilert-18/Quanti-Tray method approved for drinking water in Finland
  July 2009
- Quanti-Disc® YEA and Enterolert®-E methods approved for drinking water in Poland
  July 2009
- Enterolert® method is listed in the 2009 edition of *Standard Methods for the Examination of Water and Wastewater* for drinking water, source water, fresh and marine recreational water
  August 2009
- Colilert-18/Quanti-Tray method received AFNOR validation in France
  November 2009

Production Animal Segment

RECENT INNOVATIONS

- HerdChek* Classical Swine Fever Virus Antigen Test Kit *June 2009*
- Pourquier* West Nile Virus IgM Antibody Test Kit *July 2009*
- HerdChek* Porcine Reproductive and Respiratory Syndrome X3 Antibody Test Kit *October 2009*

IDEXX is the worldwide leader in production animal diagnostics, offering a large portfolio of assays for infectious diseases in most farm animals—beef cattle, dairy cows, pigs, chickens, horses and other species. Our assays help veterinarians identify diseases to help manage herd and flock health which improves overall productivity. Examples include our kits for Bovine Viral Diarrhea Virus (BVDV) and Porcine Reproductive and Respiratory Syndrome (PRRS), which are proprietary assays for significant diseases in cattle and pigs, respectively.

The Production Animal business serves markets in more than 97 countries, with manufacturing and research and development in Westbrook, Maine; Bern, Switzerland; and Montpellier, France. This business also has sales and technical service offices in Beijing and Shanghai, China; Tokyo, Japan; Taipei, Taiwan; and Sydney, Australia. It is our most international business, generating over 85% of its revenue outside the United States.



Dairy

RECENT INNOVATIONS

- SNAP* Melamine Test Kit (China) *May 2009*

IDEXX is a global market leader in the field of milk safety. Dairy processors and farmers worldwide have adopted the SNAP* family of tests that screen for antibiotic residues in milk with greater accuracy and simplicity under virtually any conditions.



OPTI Medical Systems

OPTI Medical Systems point-of-care analyzers and related consumables are used in human medical clinics and hospital settings, such as emergency rooms, operating rooms, and respiratory care and cardiac monitoring areas. OPTI provides time-sensitive diagnostic tests for blood gas, electrolyte, and metabolite analysis. They also supply the electrolyte modules and consumables for the Catalyst Dx and VetStat analyzers and consumables for other analyzers in the IDEXX VetLab Suite.

RECENT INNOVATIONS

- OPTI® R blood gas and electrolyte analyzer software version 3.0
  February 2009
- OPTI LION™ software version 1.04
  December 2009

BUSINESS DEVELOPMENTS

- OPTI® and OPTI LION received registration approval in China
  July 2009
- Lactate on OPTI® CCA-TS licensed for market by Health Canada
  November 2009



Corporate Information

LEADERSHIP

Jonathan W. Ayers
Chairman, President, and Chief Executive Officer

Lance V. Berberian
Vice President and Chief Information Officer

William E. Brown, III, PhD
Corporate Vice President and Chief Scientific Officer

Debra L. Coyman
Vice President, Human Resources

Conan R. Deady
Corporate Vice President, General Counsel, and Secretary

Thomas J. Dupree
Corporate Vice President

Sam Fratoni, PhD
Corporate Vice President

William B. Goodspeed
Corporate Vice President

Daniel V. Meyaard
Corporate Vice President

Ali Naqui, PhD
Corporate Vice President

James F. Polewaczyk
Corporate Vice President

Johnny D. Powers, PhD
Corporate Vice President

Merilee Raines
Corporate Vice President, Chief Financial Officer, and Treasurer

Michael J. Williams, PhD
Corporate Vice President

BOARD OF DIRECTORS

Jonathan W. Ayers
Chairman, President, and Chief Executive Officer IDEXX Laboratories, Inc.

Thomas Craig
Director/Partner and Co-founder Monitor Company Group, LP

William T. End
Retired Executive Chairman of the Board Cornerstone Brands, Inc.

Rebecca M. Henderson, PhD
Senator John Heinz Professor of Environmental Management Harvard Business School

Barry C. Johnson, PhD
Former Dean, College of Engineering Villanova University

Brian P. McKeon
Executive Vice President and Chief Financial Officer Iron Mountain Incorporated

Robert J. Murray
Retired Chairman and Chief Executive Officer New England Business Service, Inc.

Joseph V. Vumbacco
Retired Chief Executive Officer Health Management Associates, Inc.

Investor Resources

CORPORATE OFFICES

IDEXX Laboratories, Inc.
One IDEXX Drive
Westbrook, Maine 04092-2041
Tel: 1-207-556-0300
Fax: 1-207-556-4346
idexx.com

ISO 9001:2000 CERTIFIED

RANKINGS

RiskMetrics Corporate Governance Quotients as of March 1, 2010

- Index ranking: 81.5
- Industry ranking: 91.0
- IDEXX was rated higher than 81.5% of the companies in the S&P MidCap 400 Health Care Index and 91.0% of the companies in the healthcare equipment and services group

ANNUAL MEETING

May 5, 2010, 10:00 a.m.
Portland Marriott Hotel
200 Sable Oaks Drive
South Portland, Maine 04106
Tel: 1-207-871-8000

STOCK LISTING

NASDAQ Global Market
Trading Symbol: IDXX

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, New York 10038
Tel: 1-800-937-5449
E-mail: info@amstock.com

10-K

The Form 10-K for the Company's fiscal year ended December 31, 2009, is not accompanied by the exhibits that were filed with the Securities and Exchange Commission. These exhibits are accessible on the Internet by visiting the Edgar section of the SEC Web site (www.sec.gov/edgar.shtml) or the Investor Relations pages of idexx.com.

Similarly, the Company will furnish any such exhibits to those stockholders who request the same upon payment to the Company of its reasonable expenses in furnishing such exhibits. Requests for any such exhibits should be made to:

Investor Relations
IDEXX Laboratories, Inc.
One IDEXX Drive
Westbrook, Maine 04092-2041
Tel: 1-207-556-8155
Fax: 1-207-556-4427
E-mail: investorrelations@idexx.com

QUARTERLY REPORTS AND PROXY STATEMENTS

Forms 10-Q and proxy statements can be obtained via the Investor Relations pages of idexx.com or by e-mail.

STOCK PERFORMANCE GRAPH



300
250
200
150
100
50
IDEXX Laboratories, Inc.
$230.99
S&P SmallCap 600
Health Care Index
$153.09
S&P MidCap 400
Health Care Index
$135.26
Nasdaq Index
$84.28
12/31 2004
12/30 2005
12/29 2006
12/31 2007
12/31 2008
12/31 2009

The above graph compares our total stockholder returns, the Standard & Poor's ("S&P") MidCap 400 Health Care Index, the S&P SmallCap 600 Health Care Index and the Total Return Index for the NASDAQ Stock market (U.S. Companies) prepared by the Center for Research in Security Prices (the "NASDAQ Index"). This graph assumes the investment of $100 on December 31, 2004 in IDEXX's common stock, the S&P MidCap 400 Health Care Index, the S&P SmallCap 600 Health Care Index and the NASDAQ Index and assumes dividends, if any, are reinvested. Measurement points are the last trading days of the years ended December 2004, 2005, 2006, 2007, 2008, and 2009.

IDEXX
LABORATORIES


Mixed Sources
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